FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, March 16, 2005

Press release

NOMINATIONS

Michel SIRAT is appointed Senior Executive Vice President of SUEZ Energy North America where he will act as deputy to Bill UTT, CEO of SUEZ Energy North America.

Michel SIRAT (43) is a graduate of IEP and of the “Ecole Centrale de Paris” and is a former pupil of ENA. After holding various positions within French Treasury in France and the USA, he joined the group in 2000 as Vice President “International Financing”, and in 2001 he was appointed Senior Vice President Corporate Finance and Treasury. In 2003 he was appointed Group Senior Vice President in charge of Corporate Finance, Tax and Treasury.

Robin LEYSSENS is appointed SUEZ Central Manager, reporting to Gérard Lamarche, SUEZ Senior Executive Vice President. He will take over Michel SIRAT’s responsibilities, together with the Project Advisory department.

Robin LEYSSENS (46) is Master of Sciences in Management from SOLVAY Business School in Brussels and a former student of the MBA program of the University of Leuven. He also followed the General Management Program SUEZ 2000/INSEAD in Fontainebleau. After beginning his career in Audit and at the Bank Degroof, he joined the TRACTEBEL group in 1986, where in 1990 he set up the Corporate & Project Finance department (CPF) which he lead until he moved to ELECTRABEL as Chief Financial Officer at the beginning of 2003.

Nicolas TISSOT is appointed General Manager in charge of Finance for ELECTRABEL.

Nicolas TISSOT (38) holds a degree from HEC and is a former pupil of ENA. Being Finance Inspector, he joined the SUEZ Group in 1999 and in 2000 was appointed Group Management Controller. In 2003, he became CFO and member of the management of the SUEZ Energy International Business Line in Brussels.

Pierre CHAREYRE is appointed as Executive Vice President Finance and Control of SUEZ Energy International.

Pierre Chareyre holds a degree from IEP (Paris) and a master degree in law. After a banking career in France and the UK, he joined Société Générale de Belgique in 1988. He became CFO of Sogem (subsidiary of Sociéte Générale de Belgique) in 1989 and took the position of CEO in 1993. From 1997 to 2001 he was CFO of REXEL (a member of the PPR Group) , before joining back the SUEZ Group as Financial Operations Director of ONDEO in 2001.

The following appointments will come into effect on May 16, 2005. They underline the career perspectives and the willingness of people to move within divisions and business activities in the Group.

Isabelle KOCHER is appointed SUEZ Central Manager for “Performance and Organisation” (Optimax, Procurement, Business Audit and Organisation) as of 1 April 1st, 2005. This new central manager position forms part of the Financial Department.

Isabelle KOCHER (38) is a former pupil of the Ecole Normale Supérieure de Paris and Engineer of the Corps des Mines. After holding various positions with the Ministry of Finance and Industry and then in the Prime Minister’s office, she joined the group in 2002 as Manager with the Strategy and Development Department.

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the main international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of €40.7 billion in 2004, 89 % of which were generated in Europe and in North America. Paris is an official sponsor of Paris 2012.

Press Contacts:

France:		Belgique:
Antoine Lenoir:	01 40 06 66 50	Guy Dellicour: 00 322 370 34 05
Catherine Guillon:	01 40 06 67 15
Caroline Lambrinidis:	01 40 06 66 54

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 16, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary